Mail Stop 3561

March 5, 2008

Via U.S. Mail and Facsimile

Clarence Otis, Jr.
Chief Executive Officer
Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, Florida 32809

           RE: Darden Restaurants, Inc.
                   Form 10-K for the fiscal year ended May 27, 2007
                   Schedule 14A filed on August 6, 2007

                   File No. 001-13666

Dear Mr. Otis:

      We have reviewed your response letter dated January 31, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Annual Cash Incentive, page 28

1. We note your response to prior comment 3. Please either confirm that you will disclose all performance targets in future filings or provide at this time the basis for your belief that the targets may be omitted. To the extent you believe that disclosure of the targets would result in competitive harm, we request that you tell us with specificity how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

    Please contact Daniel Morris at (202) 551-3314, Jeffrey Jaramillo at (202) 55-3212 or me at (202) 551-3813 with any questions.

                                            Sincerely,

                                            Linda Cvrkel
                                            Branch Chief

Via facsimile: Bradford Richmond, Chief Financial Officer
               (407) 245-6459